EXHIBIT 99.1

POET Technologies Reports Second Quarter 2024 Financial Results

Tier One Design Wins and Strong Balance Sheet Support Penetration into AI Networks

TORONTO, Aug. 14, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today reported its unaudited condensed consolidated financial results as at and for the three months ended June 30, 2024. The Company’s financial results as well as the Management’s Discussion and Analysis have been filed on SEDAR. All financial figures are in United States dollars (“USD”) unless otherwise indicated.

Second Quarter and Recent Business Highlights:

  The Company announced a major design win with Foxconn Interconnect Technology (FIT) to supply 800G and 1.6T optical engines for FIT pluggable modules that address the growth in demand for cutting-edge AI applications and high-speed data center networks. FIT’s parent, Foxconn, is the world’s largest electronics contract manufacturer and a major supplier of components and assemblies.
  Based on the exceptional performance of modules incorporating POET’s high-speed optical engines, Luxshare Tech, a preferred supplier to Apple, announced that it is expanding its portfolio of optical modules targeted at AI networks using POET’s optical engines.
  POET was selected as winner of the “Best Optical AI Solution” award in the seventh annual AI Breakthrough Awards program conducted by AI Breakthrough, a leading market intelligence organization that recognizes the top companies, technologies and products in the global Artificial Intelligence (AI) market today.
  During the second quarter, the Company raised $15 million in equity capital in two non-brokered private placements with two institutional investors by issuing 6,706,665 Units at an average price of $2.24 per Unit. Each Unit consists of one common share and one common share purchase warrant with each warrant exercisable into one common share for a period of five years from the issue date at $3.20 per share.
  Through the use of its ATM facility during the month of April 2024, the Company raised gross proceeds of $7,447,000 from the issuance of 4,592,739 common shares at an average price of $1.62 per common share.
  Subsequent to the end of the quarter, the Company raised an additional $10 million in a non-brokered registered direct offering to a single institutional investor by issuing 3,333,334 Units at $3.00 per Unit. Each Unit consists of one common share and one common share purchase warrant with each warrant exercisable into one common share for a period of five years from the issue date at $4.00 per share.
  The Company’s cash balance as of June 30, 2024 was $21.3 million; as of July 31, 2024, the Company had cash and cash equivalents of approximately $28.7 million and working capital of $27 million. There are 65,596,234 issued and outstanding common shares.

Management Comments
“We are gratified to have been chosen to supply our advanced high-speed integrated optical engine chips to two of the world’s largest producers of electronic and photonic components and systems serving the leading AI networks and AI network service providers," said Dr. Suresh Venkatesan, Chairman & CEO. "We are also grateful to investors who share our confidence and optimism over the future of our Company. By raising the amount of capital that we have in the past few months, we have significantly lowered the risk to achieving sustainable revenues. Further, we were honored to be recognized by AI Breakthrough, a top market intelligence organization, as the winner of the ‘Best Optical AI Solution for 2024’. This accolade not only highlights our innovative efforts but also affirms that we are on the right track both technologically and commercially."

Non-IFRS Financial Summary
The Company reported non-recurring engineering revenue (“NRE”) of nil in the second quarter of 2024 compared to $177,000 for the same period in 2023 and $8,710 in the first quarter of 2024 Historically, the Company provided NRE services to multiple customers for projects utilizing the unique capabilities of the POET Optical Interposer platform. No billable NRE services were provided in Q2 2024.

The Company reported a net loss of $8.0 million, or ($0.14) per share, in the second quarter of 2024 compared with a net loss of $4.4 million, or ($0.11) per share, for the same period in 2023 and a net loss of $5.7 million, or ($0.13) per share, in the first quarter of 2024. The net loss in the second quarter of 2024 included research and development costs of $2.1 million compared to $2.0 million for the same period in 2023 and $1.9 million in the first quarter of 2024. Fluctuations in R&D for a Company of this size and this stage of growth are expected on a period-over-period basis as the Company transitions from technology development to product development.

Non-cash expenses in the second quarter of 2024 included stock-based compensation of $1.6 million and depreciation and amortization of $0.5 million. Non-cash stock-based compensation and depreciation and amortization in the same period of 2023 were $0.7 million and $0.5 million, respectively. First quarter 2024 stock-based compensation and depreciation and amortization were $0.9 million and $0.5 million, respectively. The Company had non-cash finance costs of $20,000 in the second quarter of 2024 compared to non-cash finance costs of $11,000 in the second quarter of 2023 and non-cash costs of $20,000 in the first quarter of 2024.

The Company recognized other income, including interest of $175,000 in the second quarter of 2024, compared to $57,000 in the same period in 2023 and $53,000 in the first quarter of 2024.

The Company reported non-cash fair value adjustment to derivative warrant liability of $1.4 million in the second quarter of 2024, compared to nil in the same period in 2023 and $0.6 million in the first quarter of 2024. This non-cash item relates to warrants issued in a foreign currency and is periodically remeasured.

Cash flow from operating activities in the second quarter of 2024 was ($4.5) million, compared to ($3.2) million in the second quarter of 2023 and ($4.6) million in the first quarter of 2024.

Raised gross proceeds of $35.7 million, including $10 million in July, through the issuance of units from multiple private placements, issuance of common shares using its ATM and the issuance of common shares from the exercise of warrants.

Non-IFRS Financial Performance Measures
Certain financial information presented in this press release is not prescribed by IFRS. These non-IFRS financial performance measures are included because management has used the information to analyze the business performance and financial position of POET. These non-IFRS financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

POET TECHNOLOGIES INC. PROFORMA – NON-IFRS AND IFRS PRESENTATION OF OPERATIONS (All figures are in U.S. Dollars)

For the Quarter ended:	30-Jun-24	31-Mar-24	31-Dec-23	30-Sep-23	30-Jun-23

Revenue	-	8,710	107,551	-	177,390
Research and development	(2,117,828)	(1,922,066)	(2,142,003)	(2,043,264)	(2,036,953)
Depreciation and amortization	(509,699)	(509,260)	(505,869)	(508,484)	(462,743)
Professional fees	(366,839)	(409,726)	(902,368)	(273,905)	(255,094)
Wages and benefits	(780,146)	(768,496)	(676,539)	(640,241)	(655,066)
Impact of join venture	-	-	-	-	-
Stock-based compensation	(1,591,741)	(947,502)	(1,050,088)	(1,251,648)	(697,690)
General expenses and rent	(1,390,933)	(570,819)	(317,333)	(429,457)	(502,707)
Derivative liability adjustment	(1,376,761)	(629,824)	(24,865)	-	-
Interest expense	(20,833)	(19,753)	(13,547)	(34,890)	(11,214)
Other (income), including interest	174,911	52,558	54,047	45,448	57,454
Net loss	(7,979,869)	(5,716,178)	(5,471,014)	(5,136,441)	(4,386,623)

Net loss per share	(0.14)	(0.13)	(0.13)	(0.13)	(0.11)

ATM Quarterly Update
During the fiscal quarter ended June 30, 2024, through the ATM, the Company sold 4,592,739 common shares at an average price of C$2.22 per share. The Company received gross proceeds of C$10,202,164, less aggregate cash commissions paid to Craig-Hallum of C$306,065 resulting in net proceeds of C$9,896,099. The common shares were sold on the Nasdaq Capital Markets and the sales were denominated in USD. The values disclosed are based on the average Bank of Canada exchange rate applicable during the reporting period.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers.  POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems.  POET’s Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles.  POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore.  More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations for approval of proposals at the Company’s annual meeting of shareholders.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, the ability to raise additional capital and the agreement by shareholders to approve proposals put forth by the Company at shareholders’ meetings. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075